

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2018

Simeon Palios
Chief Executive Officer
Diana Shipping Inc.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece

   Re: Diana Shipping Inc.
     Registration Statement on Form F-3
     Filed June 28, 2018
     File No. 333-225964

Dear Mr. Palios:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

Where You Can Find Additional Information
Information Incorporated by Reference, page 32

1. Please incorporate by reference the Form 6-K filed on May 10, 2018 that contains your financial results for the first quarter ended March 31, 2018. Refer to Instruction 3 to Item 8.A.5 of Form 20-F.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or J. Nolan McWilliams at (202) 551-3217 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure

cc: Edward Horton, Esq.